# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 229 West 43rd Street, New York, New York (NY), 10036
Date of event which requires filing of this statement: 11/14/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-21-063949
Filed by CIK 0001052747

## Reporting persons
- HDS II, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- HEARST COMMUNICATIONS INC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Hearst Holdings, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Hearst Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- The Hearst Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: 229 West 43rd Street, New York, New York, 10036

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons:
1. HDS II, Inc., a Delaware corporation ("HDS II");
2. Hearst Communications, Inc., a Delaware corporation ("HCI");
3. Hearst Holdings, Inc., a Delaware corporation ("HHI");
4. The Hearst Corporation, a Delaware corporation ("THC"); and
5. The Hearst Family Trust, a testamentary trust (the "Trust").
Address of principal business office or, if none, residence: The principal business office of each of HDS II, HCI, HHI, THC, and the Trust is 300 West 57th Street, New York, New York 10019.
Citizenship: Each of HDS II, HCI, HHI and THC is a Delaware corporation. The Trust is a testamentary trust that was probated in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Following the sale of (i) all of HDS II's remaining shares of Class A Common Stock of the Issuer on November 11, 2024 and (ii) all of HCI's remaining shares of Class A Common Stock of the Issuer on November 14, 2024, none of HDS II, HCI, HHI, THC or the Trust directly or indirectly owns any shares of Class A Common Stock of the Issuer. Accordingly, pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HDS II, HCI, HHI, THC and the Trust may no longer be deemed to beneficially own such securities.
Percent of class:
HDS II: 0%

HCI: 0%

HHI: 0%

THC: 0%

Trust: 0
Sole power to vote or to direct the vote:
HDS II: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0
Shared power to vote or to direct the vote:
HDS II: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0
Sole power to dispose or to direct the disposition:
HDS II: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0
Shared power to dispose or to direct the disposition:
HDS II: 0

HCI: 0

HHI: 0

THC: 0

Trust: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
LIST OF EXHIBITS

Exhibit
No. Description

A Joint Filing Agreement (incorporated by reference to Exhibit A Schedule 13G filed by the Reporting Persons on December 3, 2021)

## Signatures
- HDS II, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, President (02/13/2025)
- HEARST COMMUNICATIONS INC: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (02/13/2025)
- Hearst Holdings, Inc.: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (02/13/2025)
- The Hearst Corporation: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Executive Vice President and Chief Financial Officer (02/13/2025)
- The Hearst Family Trust: /s/ Mitchell I. Scherzer, Mitchell I. Scherzer, Trustee (02/13/2025)